UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33831

Eagle Bulk Shipping Inc.
(Exact name of registrant as specified in its charter)

300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902 (203) 276-8100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Eagle Bulk Shipping Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EAGLE BULK SHIPPING INC.

Dated: April 22, 2024	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	President